Filed by Taylor Morrison Home Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: AV Homes, Inc.

(Commission File No. 001-07395)

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TMHC - Taylor Morrison Home Corp Announces Agreement to Acquire AV Homes Inc Conference Call

EVENT DATE/TIME: JUNE 07, 2018 / 12:30PM GMT

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JUNE 07, 2018 / 12:30PM, TMHC - Taylor Morrison Home Corp Announces Agreement to Acquire AV Homes Inc Conference Call

CORPORATE PARTICIPANTS

C. David Cone Taylor Morrison Home Corporation - Executive VP & CFO

Jason Lenderman

Sheryl D. Palmer Taylor Morrison Home Corporation - Chairman, President & CEO

CONFERENCE CALL PARTICIPANTS

Alan Ratner Zelman & Associates LLC - Director

Alexander Rygiel B. Riley FBR, Inc., Research Division - Analyst

Carl Reichardt BTIG, LLC, Research Division - MD

James C McCanless Wedbush Securities Inc., Research Division - SVP

Jack Micenko Susquehanna Financial Group, LLLP, Research Division - Deputy Director of Research

Matthew Bouley Barclays Bank PLC, Research Division - VP

Michael Rehaut JP Morgan Chase & Co, Research Division - Senior Analyst

Stephen F. East Wells Fargo Securities, LLC, Research Division - Senior Analyst

PRESENTATION

Operator

Good morning, and welcome to Taylor Morrison’s conference call. (Operator Instructions) As a reminder, this conference call is being recorded.

I would now like to introduce Mr. Jason Lenderman, Vice President Investor Relations and Treasury.

Jason Lenderman

Thank you, and welcome, everyone, to Taylor Morrison’s conference call to discuss our proposed acquisition of AV Homes. With me today are Sheryl Palmer, Chairman and Chief Executive Officer; and Dave Cone, Executive Vice President and Chief Financial Officer.

Before I turn the call over to Sheryl, let me remind you that today’s call, including the question-and-answer session includes forward-looking statements that are subject to the safe harbor statement for forward-looking information that you will find in today’s news release. These statements reflect the current views of Taylor Morrison management and are subject to risks and uncertainties that could cause actual results to differ materially from our expectations and projections. These risks and uncertainties include, but are not limited to, those factors identified in the release and in our filings with the Securities and Exchange Commission. And we do not undertake any obligation to update our forward-looking statements.

Now let me turn the call over to Sheryl Palmer.

Sheryl D. Palmer - Taylor Morrison Home Corporation - Chairman, President & CEO

Thank you, Jason, and good morning, everyone. We appreciate you joining today as we discuss the definitive merger agreement signed yesterday to acquire AV Homes. I’m delighted to talk about this opportunity in more detail and excited about bringing this business, its assets, and of course, their experienced team members into Taylor Morrison.

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JUNE 07, 2018 / 12:30PM, TMHC - Taylor Morrison Home Corp Announces Agreement to Acquire AV Homes Inc Conference Call

As outlined in our press release this morning, the purchase price for AV Homes is approximately $490 million, which results in an attractive 1.1 price-to-book multiple. The transaction will be funded by approximately 60% cash and 40% in Taylor Morrison stock. On a pro forma basis, the combined company is expected to generate more than $5 billion in revenue in 2018.

We’ve consistently used our earnings announcements and conference calls, such as this, to share our optimism and confidence in the housing cycle, reiterate the momentum in the industry and discuss the opportunities of a general undersupply in our markets, along with the advantages of adding depth to our current footprint.

This transaction, which is subject to customary closing conditions, will serve as a means to strengthen our land pipeline in the right locations, potentially offsetting some future land purchases, while simultaneously delivering land to our homebuilding operations with mature communities.

This proposed purchase is driven by our respect for the AV business and its leadership. It allows us to accelerate our growth with their attractive synergistic land portfolio and complementary product offerings and achieve real SG&A leverage for the business.

The increased local scale will allow for more influence for trade, greater adherence to our strict construction cadence and amplifies our purchasing power.

As discussed on our February call, we began 2018 by laying out our strategic priorities for the year with our team members. Those being strategic growth, operational excellence and a differentiated customer experience. We believe this acquisition fully supports our strategic growth priority by bringing us deeper into 5 of our current markets, adding depth and build to the portfolio and further expanding our offerings in the affordable 55 plus and first-time buyer customer segment.

AV’s average sales price for 2018 is expected to be in the low- to mid-300s, while Taylor Morrison’s is expected to be slightly higher than last year’s in the 470s, representing a clear opportunity to broaden our more affordable offerings.

As we compared our footprint to theirs, it became clear that by moving forward with this transaction, we’d be able to bolster our position by increasing our market share in each of these high-performing markets with expected long-term favorable fundamentals.

For example, in Charlotte, we will move from outside of the top 10 and in Raleigh just inside of the top 10 to both being firmly in the top 5. Almost immediately following entry into Charlotte and Raleigh in 2015 in connection with the Orleans acquisition, we were clear in our intent to grow our presence in those markets and feel this purchase allows us to accelerate those plans.

In Orlando, last year, we would have moved from a builder outside of the top 5 to the #2 builder in the market. Similarly for Phoenix, one of our strongest businesses in the portfolio, this deal would have solidified our place as #3 by volume. And in Dallas, looking forward, we’d expect to increase our position and complement the Darling and Taylor Morrison offerings moving us to inside the top 5.

From a product offering standpoint, we’re excited at the possibility of folding AV’s line-up into Taylor Morrison’s suite of offerings. Currently, AV operates within the entry level, first, move-up and active adult consumer groups, all segments that are squarely in Taylor Morrison’s wheelhouse. But as I mentioned earlier, I really like the emphasis and expansion into the more affordable first-time buyer market. This transaction will allow us to grow this segment in a strategic way that keeps in what we define as path of growth locations, very similar to our JEH and Acadia acquisitions in the Atlanta market in 2015.

Equally exciting, as we look towards the future and our plans to grow our active lifestyle communities and offerings is AV’s existing active adult product in Orlando, Raleigh and Phoenix. Their presence mirrors some of our active lifestyle communities within those markets, but it’s positioned at the more affordable price points. In fact, their 55 plus land represents over 50% of their overall portfolio. This includes their award-winning 4,000-acre community, Solivita, that is well known in the Central Florida region for offering their buyers the perfect balance of outdoor living, comfort and luxury. This extremely successful community is being followed by a sister community of approximately 2,800 acres, Solivita Grande that we expect will generate similar results. We believe these commonalities in product offerings and consumer groups will create opportunities for scale efficiencies and enhance our national footprint, while creating top and bottom line performance improvement.

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JUNE 07, 2018 / 12:30PM, TMHC - Taylor Morrison Home Corp Announces Agreement to Acquire AV Homes Inc Conference Call

This transaction will increase our lot count by approximately 17,000 lots and our years of supply from the 4-year range to the 5-year range, based on a trailing 12 months of the combined business, well within where we believe the company should be positioned. On an outlet basis, we’ll be adding roughly 70 active selling communities to our business.

And like our last 4 acquisitions, we’ll assess the timing of when it makes sense to fully convert all existing AV family branded communities to the Taylor Morrison brand.

Another area in which we see benefit from the transaction is leveraging our financial services platform. Taylor Morrison Home Funding, a leader in the industry, is licensed and operating in each of AV’s markets, and we intend to offer TMHF services across the acquired platform, replacing AV’s recently formed financing joint venture. We also have our title operations, Inspired Title Services operating in Florida, North Carolina and Texas, which will provide additional benefit and products for both the customer and sales team to match the experience and success of our Taylor Morrison business.

Before turning the call over to Dave to discuss more of the transaction details, let me wrap up my opening comments by reiterating how enthusiastic I am about the opportunities this acquisition provides to Taylor Morrison and our customers, team members and trade partners. We’ve made it a priority to grow in a smart and meaningful way this year, and this is a great first step in that direction.

So with that, Dave, I’ll turn it over to you.

C. David Cone - Taylor Morrison Home Corporation—Executive VP & CFO

Thanks, Sheryl, and hello, everyone. As Sheryl mentioned in her remarks, the purchase price is $490 million, which will be funded by approximately 60% in cash and 40% in Taylor Morrison stock. We’d also assume the debt on AV’s balance sheet, including $80 million in convertible debt, but excluding any amounts under AV’s existing revolving credit facility. Assuming all holders of the convertible debt elect to convert their notes in connection with the transaction, there will be a resulting payment of approximately $95 million in additional consideration, which is subject to    being settled in cash or stock in accordance with the terms of those notes.

We believe our story, strategy, vision and ability to deliver results for our shareholders makes our stock a strong value proposition for AV shareholders.

I’d also note that TPG, as the largest AV shareholder, has elected to receive 100% of their payment in the form of Taylor Morrison stock, subject to proration.

Our current strategy for the cash portion of the purchase price is the use of mix of cash on hand, approximately $180 million, along with potential funds raised through an opportunistic senior note offering. In order to increase our optionality as to when we access the debt markets, while also maintaining a prudent cash balance for operations, we have secured a $200 million commitment for a 364-day short-term revolver. The equity portion will be funded by a fixed exchange ratio of Taylor Morrison stock for every share of AV Home stock. We believe our balance sheet is strong, and we have ample liquidity to support this acquisition.

Lastly, we will seek to expand our current $500 million revolving credit facility to $600 million. We believe both the debt issuance and increased revolver capacity will give us ongoing working capital to fund our combined larger operations, while taking advantage of the still favorable interest rates.

This transaction will increase our net debt-to-cap ratio, but it will remain very healthy and somewhere in the low 40% range. Our preliminary estimate for goodwill is about $70 million, representing 14% of the purchase price.

Once we complete the integration, we believe we will drive annual synergies of $30 million, and 2019 EPS will be accretive. This transaction serves one of our 3 priorities for the year, and it also fits within our capital allocation philosophy. The first 2 tenets within the philosophy involve growth, one of which being growth through M&A. This speaks to our commitment to staying true to our convictions and true to the structure we have in place and capital. The third tenet within that philosophy is maintaining a strong balance sheet, which we believe this does. The fourth tenet is returning cash to shareholders through our share buybacks. Since we may be reducing land spend in some of the overlapping divisions, this fourth tenet is still on the table for us to pursue this year.

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JUNE 07, 2018 / 12:30PM, TMHC - Taylor Morrison Home Corp Announces Agreement to Acquire AV Homes Inc Conference Call

As we mentioned numerous times before, our goal is to drive accretive returns for our shareholders, and this transaction, along with these other capital allocation strategies, will do that.

We have not purchased any of our stock during the second quarter due to the ongoing discussions with AV. With the transaction pending, we will not be permitted to repurchase stock until some period post close. The acquisition of AV will not impact our ability to acquire stock in the future, as we believe we will generate sufficient cash flow.

As a reminder, we have approximately $96 million remaining on our share repurchase authorization through December 31, 2018.

Given that the transaction was just signed last evening, we are not in a position to comment on how we’d adjust our guidance based on the combined company, but we do reaffirm the second quarter guidance we provided during our first quarter call. For the months of April and May, we had an absorption pace of about 2.7. This is tracking better than our internal expectations.

Thanks, and I’ll now turn the call back over to Sheryl.

Sheryl D. Palmer - Taylor Morrison Home Corporation—Chairman, President & CEO

Thank you, Dave. We’re excited about this acquisition and what it will do for our business moving forward, strengthening our land pipeline and providing resources that will build on our momentum for the short and long term, only enhance our overall positioning as a developer and builder in markets that are expected to outperform this year and beyond.

With an expectation to close in late Q3 or early Q4, we know there is much work to be done. I do want to thank Roger Cregg, the rest of the AV leadership team and the Taylor Morrison team led by Lou Steffens, our President of M&A. They have all put in many hours and done great work to get us to this point. And I do look forward to welcoming the rest of the AV Homes organization later this year.

With that, I’d like to open the call to questions. Operator, please provide our participants with instructions.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions) And our first question will come from the line of Alan Ratner with Zelman and Associates.

Alan Ratner - Zelman & Associates LLC—Director

So I guess, the question I’m sure you’re going to be getting is why now? I think that AV, obviously, it seems like there might have been some opportunities to pursue a deal at various points in this cycle. With stocks obviously performing where they have recently, there is investor concern over the duration of the cycle. It sounds like your comments, certainly you’re not seeing that in your business and you sound pretty bullish. But why at this stage with rates moving up and investor fears obviously elevated? Why you think now is the right time to do this deal?

Sheryl D. Palmer - Taylor Morrison Home Corporation—Chairman, President & CEO

I appreciate the question. I think we’ve shared our optimism in the cycle and the opportunities that we believe ahead. I think a lot of the bearishness we hear really is about looking in the rearview mirror and understanding what prior cycles looked like, this cycle is not performing anything like it.

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JUNE 07, 2018 / 12:30PM, TMHC - Taylor Morrison Home Corp Announces Agreement to Acquire AV Homes Inc Conference Call

The environment is very healthy. Consumers are feeling really good about their jobs. We’re just trying to see wage growth. We’re in a remarkably undersupplied environment. Forget if you’re talking - just talking about shelter, Alan. Believe these markets are part of this transaction, have very strong underlying fundamentals. They’re expected to have long-term strength. AV has a very attractive land position that further supports our strategy that we’ve been talking about for quite some time, around the 55 plus and the first-time buyer groups. And we talk a lot about the barbell and our emphasis on that first-time buyer and - with the millennials kind of a 1/3, a 1/3 and a 1/3 being that middle part of the market being that first-time, move-up. We have also talked a lot about a smaller part of our first-time buyer is that more affordable price point. So we like this as our positions don’t cannibalize our communities. We think rather it’s a natural extension and it gives us real depth in this consumer group. We’ve spent a lot of time underwriting this transaction. We saw all of the assets. We’re familiar with all of the markets. We’re familiar with the product. Lastly, I’d say and probably most importantly, the enhanced concentrated scale really allows us to improve our execution for both plans, while garnering the synergies from the overheads giving us the purchasing power of the combined business. So I know there is a lot of news headlines out there every day, but we have great confidence. And I guess, I would wrap up with saying even more so, I have great confidence in our team. We’ve done 4 other deals. We’re excited to welcome this quality team from AV into our organization. And I keep saying lastly, but lastly is attractive 1.1 book multiple. It’s next to impossible today to get that kind of concentration of good assets at 1.1. So very bullish.

Alan Ratner - Zelman & Associates LLC - Director

Got it. And then Dave, just on the gross margin, I know you mentioned the synergies, I’d imagine a lot of that is SG&A. I think AV’s guidance for margin was about 18% on a GAAP basis, which is a little bit below where you are running, but I know that’s going to get shuffled around with the purchase accounting. So is the expectation that the margins are coming pretty similar to kind of what your existing business is running at?

C. David Cone - Taylor Morrison Home Corporation - Executive VP & CFO

Yes. I guess, I’ll speak more on a go-forward basis, Alan. Obviously, we’ll have to work through some of that purchase accounting, as you mentioned. But Sheryl highlighted the benefits of scale that we’re going to see from the transaction, which is a key reason why we pursued this. We do expect to see some national and regional purchasing rebates, just kind of off the top. And we’ve done a fair amount of work, but still have work to do at the local level. We do anticipate soft and hard costs throughout the construction process from access, to trades, to the production cadence. And in fact, some of the market positions that we’re acquiring here are actually larger than our legacy position. So we expect to get gains on both sides. But really to answer your question, we think we’re going to get these margins to comparable levels from - that we’re at and that we’re going to be able to drive some margin accretion year-over-year based on what we know now.

Sheryl D. Palmer - Taylor Morrison Home Corporation - Chairman, President & CEO

And Alan, I neglected to answer your question about interest rates when you talk about timing and hopefully, you recall from our last many quarters, the amount of room that we see out with the consumer today that kind of implies in the face of what everyone says about we’re still talking at 5% interest rate. And even our most affordable FHA buyers still have 300 basis points of room within their ability to buy their houses they’re under contract with. So I know there is a lot of noise on interest rates, but once again, the consumer is really not looking at it quite that way. Certainly, the millennials are looking at payments much more than they are at interest rates.

Operator

And our next question will come from the line of Steve East with Wells Fargo.

Stephen F. East - Wells Fargo Securities, LLC, Research Division - Senior Analyst

I guess, I’ll start with the synergy part, about $30 million-or-so implies about 300 basis points for AVHI. Brings it still below where you are. Are there any levers that you’re not really including in your synergy right now? And I guess, I’m thinking more about where their product is as far as the way it’s built, the price, the cost of it, et cetera? Are there any ways that you all aren’t really embedding changing product? Or is your thought process will stay with the product and go from there?

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JUNE 07, 2018 / 12:30PM, TMHC - Taylor Morrison Home Corp Announces Agreement to Acquire AV Homes Inc Conference Call

Sheryl D. Palmer - Taylor Morrison Home Corporation - Chairman, President & CEO

Fair question. That is going to be an asset-by-asset decision, Stephen. So yes, I think there are places that hopefully, we’ll borrow their product. And certainly, there will be places that we’re going to change product and certainly, as you know, the repetition of product within our markets where that makes sense, we’ll be doing that. We’ll be value engineering the product. Are there opportunities on the product side? Absolutely. We are sharing a number that we’re confident with and would expect as we get into the communities, and we really have the ability to do side-by-side comparisons, line-by-line comparisons with the trade contractors that we should see greater local synergies. We’ve already built in some national synergies that are just easy day 1, but the real work starts from here. And I think Dave and I would be disappointed if we don’t see that number just go up.

Stephen F. East - Wells Fargo Securities, LLC, Research Division - Senior Analyst

Got you. Okay. And then switching gears, just quickly could you give us what the mix will look like between active adult, move-up and the entry level after the deal? And then you talked about with their land bank, you probably will be spending less on land and development. So any type of magnitude you can frame for us?

Sheryl D. Palmer - Taylor Morrison Home Corporation - Chairman, President & CEO

Yes. So right now, Stephen, we’re 1/3, 1/3 and 1/3. I think you’re going to see both the corners of the - both ends of the barbells go up. We’re going to literally make sure that we qualify there - they qualify their communities the way we do. Our 1/3 talk about the 50 plus, and their 55 plus of their overall business, as you know, is the active adult. So I think you’re going to see both - you’re going to see the first, second-time, move-up shrink a little bit, and you’re going to see both ends go up. I think the exciting piece, as I mentioned in my prepared comments, is when we talk about that first-time buyer, I generally break that up into pieces. And the smallest piece of that bucket for us is that most affordable first-time buyer tends to be more the dual-income, well-jobbed buyer. So this is really going to complement it, but I would expect that you’re going to see that get much closer to high 30s, low 40s, and you will see the same at the other end. As far as the land development - or land budget, we’re going to look at the opportunities of what they have in their pipeline to see how that makes sense. First, we’re going to have to make the decisions around how we deploy the existing assets and then where the gaps still are. But as Dave mentioned in his comments, we would expect that there will be some reallocation of our land spend over the coming year.

Operator

And our next question will come from the line of Michael Rehaut with JPMorgan.

Michael Rehaut - JP Morgan Chase & Co, Research Division - Senior Analyst

First on the - I was just hoping to get a little bit more clarity and I would say congrats on the transaction. A little more clarity in terms of the breakdown of the $30 million of synergies, and what that if you kind of have buckets across, perhaps expected purchase synergies or overhead and Dave, you kind of mentioned potential from in terms of construction or soft cost, which may be a little harder to put a finger on. So kind of what does that number include and not include.

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JUNE 07, 2018 / 12:30PM, TMHC - Taylor Morrison Home Corp Announces Agreement to Acquire AV Homes Inc Conference Call

C. David Cone - Taylor Morrison Home Corporation - Executive VP & CFO

Yes. I guess, I’d take the $30 million and do it more at a high level. I think you’re going to see more at the division and kind of corporate overhead roughly half that number. And then the rest of that is going to be made up of some of the rebates we’re expecting as well as the benefits from our mortgage business, and Sheryl highlighted some of that on her prepared remarks, and then a little bit towards insurance as well. We’ve not built in a lot of the local construction efficiencies yet. Still kind of early days for us. We’ll continue to work and refine that number and something that we will be able to provide at a later date.

Michael Rehaut - JP Morgan Chase & Co, Research Division - Senior Analyst

That makes sense. And clearly the $30 million is kind of much more tangible and realizable and construction should definitely come down the road. Secondly, on the lot position, you kind of mentioned that the year supply increases a bit. Can you just kind of remind us perhaps with this acquisition and obviously, it might be hard to provide any type of guidance in terms of maybe working off some of AV’s land position and active adult is kind of a different animal to a degree. But how would you expect over the next 2 or 3 years where that target might be in terms of your supply again, particularly given some of the heightened concerns right now around the cycle? Certainly, your bullishness is noted, but does that still with a little bit of an elevated lot position as a result of this? How would you try and approach that over the next couple of years?

Sheryl D. Palmer - Taylor Morrison Home Corporation - Chairman, President & CEO

Yes. Fair question, Mike. I guess, I’d make a couple of comments. One, the devil is always in the detail, right? Their lot position very - actually aligns to ours in overall strategy. So when you look at their years of supply in most of the market, it’s very similar to ours. Where they tend to be longer is exactly where we are, and that would be your longer active adult communities. I mentioned on the call Solivita that’s a place where a significant amount of that land fits and that land has been owned for decades. So when I can sit on that kind of land on that kind of basis, I’m ecstatic. So their longest land supply is in Florida and then I would tell you everything else is very similar when you look at years of supply. So what does that mean to us? I think you’re going to see us travel around this 5-year - years as we have for a little bit now. I think you’re going to see us burn through some of that pretty quickly as we can deploy the Taylor Morrison brand and as we can look at synergizing some of the marketing efforts, just the, I think, increased traffic we’re going to bring into the communities by changing websites. I mean, there is all kinds of opportunities. So I think that like 4s or 5s be kind of where we hang a bit.

C. David Cone - Taylor Morrison Home Corporation - Executive VP & CFO

And I’d just add, Michael, so that - I think you’ve seen us over the last several quarters with a penetration a little bit higher to the controlled side. So we remain bullish on the cycle, but we’re also trying to be prudent as we manage those investments.

Michael Rehaut - JP Morgan Chase & Co, Research Division - Senior Analyst

And just to follow up, I guess, on that thought, certainly you’ve managed some of your longer positions in areas like Phoenix and Florida, opportunistically have been able to adjust. At the same time, given some of the longer positions of AV that you just mentioned, is there any thought around just kind of from the perspective of the sun’s out, make some hay a little bit over the next 2 or 3 years to bring in other partners or to monetize some of those assets from a cash flow perspective? Or kind of accelerating any type of monetizing those assets through any type of strategic actions? Or is this going to be more of steady-as-she-goes type of playing it out as some of those lot positions may have originally been intended?

Sheryl D. Palmer - Taylor Morrison Home Corporation - Chairman, President & CEO

I think everything is on the table, Michael. Once again, when you dig into the detail and you look at the 3 or 4 communities that have the longest kind of land pipeline on the active adult side, I think we have to go in and do a full review and see are there additional penetrations, would be the

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JUNE 07, 2018 / 12:30PM, TMHC - Taylor Morrison Home Corp Announces Agreement to Acquire AV Homes Inc Conference Call

first place I’d start and after penetration. I think, for example, I could see in one of their long-supplied communities in Florida, you might take a future fade and look at family as well as active adult. So I think we’re going to look at the penetrations first. That could be through us, that could be through selling lots and more to come on that.

Operator

And our next question will come from the line of Carl Reichardt with BTIG.

Carl Reichardt - BTIG, LLC, Research Division - MD

I’m curious about the active adult business, I mean, there has been a bit of a debate in the industry regarding the old sort of cruise ship large community, lots of amenities versus the smaller, closer-in active adult communities, more targeted, more suburban. I’m interested in how AV strategy has evolved over time? How yours has and how you see that strategy changing if at all going forward?

Sheryl D. Palmer - Taylor Morrison Home Corporation - Chairman, President & CEO

Yes. It’s a really good question. I would, I guess, share a couple of things with you. As far as the old cruise ship strategy, I think a lot of the old cruise ship strategy, the flaws weren’t necessarily in the size of the community. The flaw in that strategy was the upfront capital required because of the locations of those communities to bring them to market. And so when you’re asking people to drive 45 miles out and kind of creating the market, you have to create a city. That certainly would have been the Solivita strategy, which is the largest position within the AV portfolio, but that work’s been done for the last 20 years. So we’re the beneficiary of that great strategy. I think there is actually, as we see in our active adult business, and as I have said a couple of times, it’s 1/3 of our portfolio and a very successful 1/3, both still survive. Location matters, but we have everything from large, what you might have called cruise ship, but I would tell you structure very different than the old cruise ships, luxury country club community, to a much affordable to a very small suburban, where we’re really relying on the local amenities. And with the 80-plus million boomers out there, there is plenty to go around. And so I think it really comes down to a market penetration, and I won’t default to one strategy as better than the other. It’s very market-driven where those consumers are coming from and what they’re looking for. But that’s why we’re enjoying this 50-plus space so well because it’s such a diversified space.

Carl Reichardt - BTIG, LLC, Research Division - MD

That makes a lot of sense. And then on the other side of the coin, can we talk a little bit about AV’s spec strategy? What their focus has been there? And whether or not that alters how you might think about approaching the entry-level business?

Sheryl D. Palmer - Taylor Morrison Home Corporation - Chairman, President & CEO

Yes. No, it’s another great question. Given that price point and not as much - not as many included features, that tends to be a higher spec business. Very similar, I would tell you from something like our Atlanta business, where you’re taking people potentially out of apartment and so you need to have that inventory on the ground. I think the key to any good spec strategy is making sure it’s the right house on the right lot and it’s appropriately amenitized or spec’d to the consumers so they can come right in and you don’t overdo it. They’ve done a really nice job there. We’ll continue to revisit that, but I think that is part of the game plan when you’re dealing with that first-time buyer. A little different on the active adult, but still a much higher spec business.

C. David Cone - Taylor Morrison Home Corporation - Executive VP & CFO

I think you will see us follow our similar playbook, but every community might have a slightly different strategy to the Sheryl’s point depending on the customer segmentation, price point, the anticipated volume. We target 4 to 5 per community, but in reality, it’s not 4 to 5 in every community.

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JUNE 07, 2018 / 12:30PM, TMHC - Taylor Morrison Home Corp Announces Agreement to Acquire AV Homes Inc Conference Call

So some could be more, some can be less. So for us, moving forward, it’s going to be on an asset-by-asset view, but it’s like Sheryl said around our playbook, what we need to put into the spec is critical, but our primary focus is making sure we sell them before construction is complete or shortly thereafter.

Sheryl D. Palmer - Taylor Morrison Home Corporation - Chairman, President & CEO

And then we’re really smart, especially given they are active adult on the timing of those specs entering into a real season.

Operator

And our next question will come from the line of Matt Bouley with Barclays.

Matthew Bouley - Barclays Bank PLC, Research Division - VP

I wanted to ask a question about the sales pace strategy. Obviously, AV was up close to around 3.5 and clearly operating at a different price point. So could you elaborate a little bit on what if anything you would plan to change around the sales pace versus price strategy on AV’s product and, I guess, land going forward, particularly as you rebrand?

Sheryl D. Palmer - Taylor Morrison Home Corporation - Chairman, President & CEO

Yes. I think you should expect that we will accelerate their sales pace. And as I said a couple of questions ago, I think the whole pace and price is really going to come down to an asset-by-asset review, an opportunity to bring new penetrations within their communities. I don’t think that it will change our strategy. We have different cases. We have communities across the portfolio that do 5 and 6 months and we have communities that do 1 to 2. That actually exist in theirs, but given their lower price point, they tend to have a much higher pace, which is great. If anything, I would hope that we can exploit that with additional marketing kind of synergies in the portfolio.

Matthew Bouley - Barclays Bank PLC, Research Division - VP

Okay. That’s helpful. Second question, just on the integration to the extent you can comment on it at this point, how are you thinking about integration at a management level and then even down to kind of a local division president type of level, particularly in the markets where you have significant overlap?

Sheryl D. Palmer - Taylor Morrison Home Corporation - Chairman, President & CEO

Very important question. This is our fifth deal since going public. So the plan will be consistent with our M&A playbook, and we’ll actually rely on this one with some outside resources to share that we contemplated all the possibilities. But these are important markets and since we know them so well, we have a good team within Taylor Morrison, and they have a really good team. And so that’s a great starting place. We’re going to actually stand up an IMO with a dedicated team. We’re not going to be penny wise, pound foolish. And I have great confidence in both our teams. And as you know, any integration is made or broken on the success of how you handle the people part of it. When I look back to all of our integrations, that’s where we put a great deal of care and that’s where I have the greatest confidence because I think as an organization, we do people really, really well. So we’ll start with the division presidents in our overlapping markets. We’ll have very open, transparent conversations in vetting of the talent. And then once we have those in place, we’ll continue through the management team. Obviously, from a field standpoint, we’re very excited about bringing all of those members into the Taylor Morrison family. But we will spend the next many weeks very, very closely aligned with AV, working on the people plan, because at the end of the day, that’s the part we have to get right and that’s the part I’m most confident in.

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JUNE 07, 2018 / 12:30PM, TMHC - Taylor Morrison Home Corp Announces Agreement to Acquire AV Homes Inc Conference Call

Operator

And our next question will come from the line of Jack Micenko with SIG.

Jack Micenko - Susquehanna Financial Group, LLLP, Research Division - Deputy Director of Research

Sheryl, I wanted to get your thoughts on brand. You’re moving into what looks like a lower price point entry and maybe a little bit of a lower price point active adult. Are you thinking about preserving some of that brand and keeping Taylor at some of the higher price points? And I guess, conversely some of their assets are pretty long-dated and so there is embedded brand there in the established businesses. Just curious how you’re thinking about it for brand perspective.

Sheryl D. Palmer - Taylor Morrison Home Corporation - Chairman, President & CEO

Yes, of course. So as I said in my comments, we will make a decision very, very quickly between now and closing. So we’ll be ready to go at closing on every community. I would tell you that we’ll handle it the same way we’ve done the other acquisitions. If we’ve got communities that are just about to close out, probably in the next 6 months, we won’t touch them. We’ll let those burn off. We won’t spend the dollars or the resources changing those over. Everything else on the family side, you should expect to very quickly. On day 1, the website will change to Taylor Morrison and everything else will very quickly be moved to the Taylor Morrison branding. The exception to that will be how we handle something like a Solivita and we’ll spend time with that management team before that decision is made. But I would say, couple of the long-dated active adult, to your point, will decide if those become part of the Taylor Morrison’s branded family, but that’s the only thing that’s still left for debate.

Jack Micenko - Susquehanna Financial Group, LLLP, Research Division - Deputy Director of Research

Okay. And then Dave, how are you thinking about deal cost? I think you in the prior question spoke to maybe some outside consulting fees. And should we expect - how do we think about the breakdown of those costs in ‘18 versus ‘19?

C. David Cone - Taylor Morrison Home Corporation - Executive VP & CFO

So I mean, first, we’re going to have the transaction costs, Jack, which I would characterize as kind of normal and customary. Beyond that in underwriting, we put some estimates around some ongoing costs. They will be sizable, but I wouldn’t say overall material on a go-forward basis. The leverage that we think we’re going to be able to drive on the combined business will go towards paying some of that in the short term.

Jack Micenko - Susquehanna Financial Group, LLLP, Research Division - Deputy Director of Research So maybe thinking about you’ll have some more clarity on that in like a 2Q or 3Q call?

C. David Cone - Taylor Morrison Home Corporation - Executive VP & CFO Yes. More than likely, once we get to the point of close.

Operator

And our next question will come from the line of Jay McCanless with Wedbush.

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JUNE 07, 2018 / 12:30PM, TMHC - Taylor Morrison Home Corp Announces Agreement to Acquire AV Homes Inc Conference Call

James C McCanless - Wedbush Securities Inc., Research Division - SVP

Just quickly on the $963 million, can you walk me through the pieces that gets you to there, because just thinking where their debt was at the end of 1Q (inaudible) that you get cash? It looks like it will be a smaller number.

C. David Cone - Taylor Morrison Home Corporation - Executive VP & CFO

Look, we’re - gets down to what you’re using as their share count, which we have somewhere in the 22.8 multiplied against the $21.50. And then it’s the assumption of debt, which is on their books slightly less than $400 million for the 6 5/8% plus the $80 million in the convert (inaudible) in the high 60s.

James C McCanless - Wedbush Securities Inc., Research Division - SVP Okay. But that’s not netting that cash against...

C. David Cone - Taylor Morrison Home Corporation - Executive VP & CFO No. Not netting the cash.

James C McCanless - Wedbush Securities Inc., Research Division - SVP

Okay. All right. Just want to make sure on that. The second question I had the DTA, they had roughly $71 million DTA. Are you going to be able to get any benefit from that?

C. David Cone - Taylor Morrison Home Corporation - Executive VP & CFO

It’s a great question. And the answer is, yes. I mean, we’ll have - we’ll be subject to some of the 382 limitation, but we work through the DTA in great detail and believe we’re going to get the vast majority of that. We’ll lose very little.

James C McCanless - Wedbush Securities Inc., Research Division - SVP

Okay. And then the third question I have, is TPG, are they going to take all stock in this? Or are they going to take the ratio like the rest of the shareholders, if necessary?

C. David Cone - Taylor Morrison Home Corporation - Executive VP & CFO

Yes. They’ve elected, obviously, to be supportive of the transaction, and will take all stock.

Sheryl D. Palmer - Taylor Morrison Home Corporation - Chairman, President & CEO

Yes. And they could be prorated down based on the converts, but at this point, they will take all stock.

James C McCanless - Wedbush Securities Inc., Research Division - SVP

Okay. And the last question I have is, there are longer-dated assets. I think there is almost 5,000 acres in Florida in and around Solivita. Can you talk about these have to take any step up in basis of that, I know that’s a long-dated asset? And then also maybe just give us any color about what type of purchase accounting impact we might expect on a post deal basis?

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JUNE 07, 2018 / 12:30PM, TMHC - Taylor Morrison Home Corp Announces Agreement to Acquire AV Homes Inc Conference Call

C. David Cone - Taylor Morrison Home Corporation - Executive VP & CFO

I’ll take you back to the acquisition at a 1.1 book. So there’ll be some step up overall. I mean, the reality of it there’s going to be some assets that might be stepped up, might take some down. But that’s a lot of the work that we’ll do here over the next several months as we do fair valuation on all the assets. We’ve done some preliminary work there, and we will have some purchase accounting impact that we’ll see that will roll through in the fourth quarter of this year and into 2019.

Operator

And our next question will come from the line of Alex Rygiel with B. Riley FBR.

Alexander Rygiel - B. Riley FBR, Inc., Research Division - Analyst

Two quick questions. First, with regards to the synergies, can you help us better understand the time line? And then secondly, what is this telling us more about the broad view of land cost today to acquire versus possibly public market valuations of companies and how Wall Street is feeling land value?

C. David Cone - Taylor Morrison Home Corporation - Executive VP & CFO

Yes. I’ll start with the synergy. It’ll probably - we’ll see that on an annualized basis in 2020, but we will start getting the vast majority of that through 2019.

Sheryl D. Palmer - Taylor Morrison Home Corporation - Chairman, President & CEO

On the land side, I go back to the comments I already made, to be honest. We’re very excited to being able to acquire this at a 1.1 book and to be able to get this greater depth within our underserved segments. I think we heard for a couple of years it’s difficult out there and to get this sort of concentrated portfolio in the markets we are in feels really good. I mean, land costs are not going backwards and to be able to put this kind of land at this basis in front of the business is exactly what we need to do.

Operator

And I’m showing no further questions in the queue. So now it’d be my pleasure to hand the conference back over to Ms. Sheryl Palmer, Chairman, President and Chief Executive Officer, for some closing comments and remarks.

Sheryl D. Palmer - Taylor Morrison Home Corporation - Chairman, President & CEO

Well, thank you very much for joining us on the short notice this morning, and we look forward to keeping you updated as the deal progresses. Have a wonderful day.

Operator

Ladies and gentlemen, thank you for your participation on today’s conference. This does conclude our program, and we may all disconnect. Everybody, have a wonderful day.

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In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies’ most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized.

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Forward-Looking Statements

Some of the statements in this communication are forward-looking statements (or forward-looking information) within the meaning of applicable U.S. securities laws. These include statements using the words “believe,” “target,” “outlook,” “may,” “will,” “should,” “could,” “estimate,” “continue,” “expect,” “intend,” plan,” “predict,” “potential,” “project,” “intend,” “estimate,” “aim,” “on track,” “target,” “opportunity,” “tentative,” “positioning,” “designed,” “create,” “seek,” “would,” “upside,” “increases,” “goal,” “guidance” and “anticipate,” and similar statements (including where the word “could,” “may,” or “would” is used rather than the word “will”) and the negative of such words and phrases, which do not describe the present or provide information about the past. There is no guarantee that the expected events or expected results will actually occur. Such statements reflect the current views of management of Taylor Morrison and are subject to a number of risks and uncertainties. These statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, operational and other factors. Any changes in these assumptions or other factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to Taylor Morrison or persons acting on its behalf, and are expressly qualified in their entirety by the cautionary statements set forth in this paragraph. Undue reliance should not be placed on such statements. In addition, material risks that could cause actual results to differ from forward-looking statements include: the inherent uncertainty associated with financial or other projections; the integration of Taylor Morrison and AV Homes and the ability to recognize the anticipated benefits from the combination of Taylor Morrison and AV Homes; the risk associated with AV Homes ability to obtain the shareholder approval required to consummate the merger and the timing of the closing of the merger, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all and the failure of the transaction to close for any other reason; the outcome of any legal proceedings that may be instituted against the parties and others related to the merger agreement; unanticipated difficulties or expenditures relating to the transaction, the response of business partners and retention as a result of the announcement and pendency of the transaction; risks relating to the value of the Taylor Morrison common stock to be issued in connection with the transaction; the anticipated size of the markets and continued demand for Taylor Morrison’s and AV Homes’ homes and the impact of competitive responses to the announcement of the transaction; access to available financing on a timely basis and on reasonable terms, including the refinancing of Taylor Morrison and AV Homes debt to fund the cash portion of the consideration in connection with the transaction. Additional risks are described under the heading “Risk Factors” in Taylor Morrison’s Annual Report on Form 10-K for the year ended December 31, 2017, filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 21, 2018 and in AV Homes’ Annual Report on Form 10-K for the year ended December 31, 2017 filed with the SEC on February 23, 2018. Forward-looking statements speak only as of the date they are made. Except as required by law, neither Taylor Morrison nor AV Homes has any intention or obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements.

Important Additional Information and Where to Find it

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. In connection with the proposed transaction between Taylor Morrison and AV Homes, Taylor Morrison will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a Proxy Statement of AV Homes that also constitutes a Prospectus of Taylor Morrison (the “Proxy Statement/Prospectus”). AV Homes plans to mail to its shareholders the definitive Proxy Statement/Prospectus in connection with the transaction. INVESTORS AND SECURITY HOLDERS OF AV HOMES ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT TAYLOR MORRISON, AV HOMES, THE TRANSACTION AND RELATED MATTERS.

Investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Taylor Morrison and AV Homes through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC by Taylor Morrison in the Investor Relations section of Taylor Morrison’s website at http://investors.taylormorrison.com or by contacting Taylor Morrison’s Investor Relations at investor@taylormorrison.com or by calling (480) 734-2060, and will be able to obtain free copies of the documents filed with the SEC by AV Homes in the Investor Relations section of AV Homes’ website at http://investors.avhomesinc.com or by contacting AV Homes’ Investor Relations at m.burnett@avhomesinc.com or by calling (480) 214-7408.

Participants in the Merger Solicitation

Taylor Morrison, AV Homes and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of AV Homes in connection with the transaction, including a description of their respective direct or indirect interests, by security holdings or otherwise, will be included in the Proxy Statement/Prospectus described above when it is filed with the SEC. Additional information regarding Taylor Morrison’s directors and executive officers is also included in Taylor Morrison’s proxy statement for its 2018 Annual Meeting of Shareholders, which was filed with the SEC on April 17, 2018, or its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 21, 2018, and information regarding AV Homes’ directors and executive officers is also included in AV Homes’ proxy statement for its 2018 Annual Meeting of Stockholders, which was filed with the SEC on April 18, 2018, or its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 23, 2018. These documents are available free of charge as described above.